Letter Agreement

TO: Neiman Funds 6631 Main Street Williamsville, NY 14221

Dear Ladies and Gentlemen:

     You have engaged us to act as the sole investment advisor to the Neiman Opportunities Fund (the “Fund”), pursuant to a Management Agreement dated March 25, 2016. Effective April 1, 2016, we hereby contractually agree to waive management fees and reimburse expenses to the extent necessary to maintain total annual operating expenses of the Fund (excluding brokerage fees and commissions, interest and other borrowing expenses, taxes, indirect expenses (such as expenses of other investment companies in which the Fund invests) and extraordinary expenses) at an amount not to exceed 1.45% of its average daily net assets for Class A Shares through July 31, 2017.

Very truly yours, Neiman Funds Management LLC By: /s/ Harvey Neiman Harvey Neiman Member

Acceptance: The foregoing agreement is hereby accepted.

Neiman Funds By: /s/ Dan Neiman Dan Neiman Treasurer